Exhibit 99.1

“Fabrica 2.0 Machine” Replaces the “Tera 250” Name, Following the Latest Acquisition by Nano Dimension

Nano Dimension Expands its Reach Beyond Additive Manufacturing Electronics

Sunrise, Florida, Aug. 09, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME) and Printed Electronics (PE) manufacturing system provider announced today that Nanofabrica Ltd. and its 3D additively manufacturing (AM) printing system have been officially renamed following the acquisition by Nano Dimension in April 2021. It is now known as “Nano Dimension’s Fabrica Group”, and its micro AM technology printing system Tera 250 is now Fabrica 2.0 3D- Additive-Micro-Manufacturing-Machine.

Since commercializing the Fabrica 2.0 machine, Fabrica Group has been making significant headway positioning micro-3D printing as a viable alternative to traditional micro plastic fabrication technologies. The key advantage is the way in which 3D printing allows for the design and production of complex micro geometries at no additional cost. The Fabrica 2.0 is also much more agile and flexible than traditional manufacturing technologies. The requirement for no tooling means that designs can be altered with minimal expense, and the potential for mass customization is now open to players in the micro manufacturing sector.

Fabrica 2.0 is used in the areas of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), micro fluidics, and life sciences, making products such as casings for micro-electronics, micro springs, micro actuators and micro sensors, and numerous medical components such as micro valves, micro syringes, and surgical devices.

Dr. Jon Donner, General Manager and Head of Fabrica Sales team, stated, “The acquisition by Nano Dimension, allows Fabrica to accelerate its commercialization. The Fabrica 2.0 machine is appropriate for original equipment manufacturers (OEMs) in all industry sectors that are looking to manufacture small parts or larger parts with micron level accuracy. The opportunities we are facing are vast. With Nano Dimension’s support and geographical wingspan, we are accelerating our sales efforts toward the goal of introducing our technology to all relevant vertical markets across all geographies. Nano Dimension has a high profile in the AM sector, and rebranding our micro-AM technology as the “Fabrica 2.0 machine” emphasizes the fact that we are pragmatically focused on opportunities for ‘micro- fabrica-ting’ parts and components using 3D-AM as an alternative to traditional technologies.”

Yoav Stern, Chief Executive Officer and Chairman of Nano Dimension, shared, ““Fabrica Group & Fabrica 2.0 Machine” branding indicates our expanded focus on any fault-tolerant AM fabrication not solely AM-Electronics. Moreover, Fabrica Group’s upcoming generations machines are planned to be equipped with our unique patented Deep Learning/Machine learning for neural-fabrication-network, enabling smart-real-time-self-correcting manufacturing. Our customer’s base is expanded with Fabrica’s solutions, while our positioning is gradually shifting toward leveraging our Deep Cube in 3D AM manufacturing across the board. We own now an unparalleled competitive edge with very high barriers to entry, erected by the patented Deep Cube Intelligence Technology.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME), which includes High-Performance Electronic Devices (Hi-PEDs®) and Printed Circuit Boards (PCBs). Nano Dimension systems serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. In doing so, Nano Dimension makes possible what is not otherwise so with traditional manufacturing techniques. The outcomes are electronic devices which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products necessitate iterative development, IP safety, fast time-to-market, and device performance gains. These needs are addressed by two generations of Nano Dimension’s DragonFly® system. The first generation, DragonFly LDM®, is already deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. The second generation will be launched later in 2021. A revolution is happening at the click of a button – go from CAD to a functional high-performance with on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP. This is a paradigm shift in how industry and research institutions research, develop, and produce PCBs and Hi-PEDs®. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that the potential for mass customization is now open to players in the micro manufacturing sector and that with Nano Dimension’s support, Fabrica Group will more quickly achieve their goal of introducing their technology to all relevant manufacturers across all geographies and industries. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT:
Yael Sandler, CFO |  ir@nano-di.com

U.S. Investor Relations:
Dave Gentry
RedChip Companies Inc.
Dave@redchip.com
407-491-4498 or 1-800-RED-CHIP (733-2447)